Exhibit 99.2

HUTCHMED Announces Appointment of Acting Chief Executive Officer

Hong Kong, Shanghai & Florham Park, NJ — Monday, August 25, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that Dr Weiguo Su, an Executive Director of the Company, will take a leave of absence from his duties as Chief Executive Officer due to health reasons. In light of this, the Board of Directors has appointed Mr Johnny Cheng, an Executive Director and Chief Financial Officer of the Company, as Acting Chief Executive Officer with immediate effect, in addition to his role as Chief Financial Officer.

Dr Dan Eldar, Chairman and Non-executive Director, said, “The Board expresses its full support for Dr Su and wishes him a speedy recovery. We thank Mr Cheng for his agreement to assume responsibility for overseeing the day-to-day operations and management of the Company during this interim period. The board has full confidence in Mr. Cheng’s capabilities to lead the Company. The Board is confident that all research, development and commercial initiatives will remain on track.”

Dr Weiguo Su, Executive Director, said, “This has been a very difficult decision to make, but at this time my focus must be on my health. I am certain that the Board, Mr Cheng and everyone at HUTCHMED will ensure the continued execution of our strategy and that the scientific team will continue its work on the determined drug research and discovery pipeline as planned. I would like to thank everyone for their support and look forward to being able to return to work as soon as possible.

Mr Johnny Cheng, Acting Chief Executive Officer and Chief Financial Officer, said, “Over the last 20 years under Dr Su’s leadership and the contribution of the entire team, HUTCHMED has built a portfolio of drugs and a strategy to successfully build new platforms and capabilities to deliver additional value. Together with our management team we shall endeavor to ensure on-track delivery.  My best wishes to Dr Su for a speedy recovery.”

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Disclosure pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Mr Cheng, aged 58, has been an Executive Director since 2011 and Chief Financial Officer of the Company since 2008. He is a member of the Sustainability Committee of the Company. Prior to joining the Company, Mr Cheng was vice president, finance of Bristol Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008. Mr Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr Cheng received a Bachelor of Economics, Accounting Major from the University of Adelaide and is an associate of Chartered Accountants Australia and New Zealand. Mr Cheng does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement, Mr Cheng had a personal interest in 2,936,430 ordinary shares of the Company (“Shares”), representing approximately 0.34% of the issued Shares, within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). The term of Mr Cheng’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr Cheng as an Executive Director and a member of the Sustainability Committee of the Company under his appointment letter are US$70,000 and US$5,000 per annum respectively. The emoluments specified in the service agreement appointing Mr Cheng as Chief Financial Officer of the Company are US$490,513 per annum in salary and discretionary bonus which the Company may decide to pay. There will also be equity compensation of up to US$779,934 per annum. Such emoluments are determined by reference to the performance and profitability of the Company as well as his personal performance, remuneration benchmark in the industry and the prevailing market conditions. Such fees are subject to review from time to time and proration for an incomplete year of service. Save as disclosed above, there are no other matters concerning Mr Cheng that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000